Exhibit 21

LIST OF SUBSIDIARIES

Name of Subsidiary	Jurisdiction of Organization

Denbury Operating Company	Delaware
Denbury Onshore, LLC	Delaware
Denbury Pipeline Holdings, LLC	Delaware
Denbury Holdings, Inc.	Delaware
Denbury Green Pipeline – Texas, LLC	Delaware
Greencore Pipeline Company, LLC	Delaware
Denbury Gulf Coast Pipelines, LLC	Delaware